Exhibit 99.1

Galapagos publishes 2021 annual report and announces

extraordinary and annual shareholders’ meetings

— Proposal of one-tier board structure & appointment of three new directors —

Mechelen, Belgium; 24 March 2022, 21.01 CET; regulated information – Galapagos NV (Euronext & NASDAQ: GLPG) published its annual report for the financial year 2021 and announces extraordinary and annual shareholders’ meetings to be held sequentially on Tuesday 26 April 2022 at 1:00 p.m. (CET) and 2:00 p.m. (CET), respectively, at the registered office of the Company.

The annual report for the financial year 2021, including a review of figures and performance, is available online at https://www.glpg.com/financial-reports and can also be downloaded as PDF. Our annual 2021 Form 20-F filing with the SEC is available at www.sec.gov/edgar.

Furthermore, Galapagos NV (hereinafter the Company) has the honor to invite its shareholders, holders of subscription rights, members of the supervisory board and statutory auditor to its extraordinary and annual shareholders’ meetings that will be held sequentially on Tuesday 26 April 2022 at 1:00 p.m. (CET) and 2:00 p.m. (CET), respectively, at the Company’s registered office.

The items on the agenda of the extraordinary and annual shareholders’ meetings include, amongst other items: i) the amendment of the Company’s articles of association to implement a one-tier board structure, ii) the appointment of Paul Stoffels* as a director, iii) the appointments of Jérôme Contamine and Dan Baker as independent directors, and iv) the approval of an amended remuneration policy of the Company.

The supervisory board proposed a one-tier board structure as it strongly believes that this unitary structure will strengthen the decision-making processes and the agility of the organization. The supervisory board’s considerations included that a one-tier board would allow for increased information flow and would provide directors with a greater understanding of the Company’s business and strategy as the executive and non-executive directors would be in direct and consistent contact. A unitary board would also allow for fast approvals to execute on the Company’s strategy to drive long-term shareholder value.

If approved, the new board of directors intends to appoint Paul Stoffels* chair of the board. Paul Stoffels* has been appointed CEO of the Company, effective as from 1 April 2022. The board believes that the combined chair/CEO role will allow him to fully leverage his leadership capabilities and to efficiently set and implement the Company’s direction and strategy, including business development opportunities.

To ensure that the independent directors can continue to actively oversee the CEO and management, the new board (if approved) also intends to appoint a lead non-executive director if and as long as the CEO serves as chair. The role and responsibility of the lead non-executive director will be to act as the principal liaison between the non-executive members of the (new) board and the chair/CEO, to ensure the independence of the board of directors from the chair/CEO and executive management, to support the chair/CEO and to ensure continuity within the board. The lead non-executive director would have the authority to call meetings of the non-executive directors at any time and would also automatically be a vice-chair of the board of directors.

Biographies of proposed new board members

Paul Stoffels*, MD was Vice Chairman of the Executive Committee and CSO of Johnson & Johnson, setting the company wide innovation agenda and leading the pharmaceutical research and product pipeline as well as the external initiatives. Prior to that, he was worldwide Chairman Pharmaceuticals of Johnson & Johnson, which significantly rejuvenated its product pipeline and adopted a transformational R&D operating model, resulting in the launch of 25 innovative medicines across the globe. Paul joined Johnson & Johnson in 2002, with the acquisition of Virco and Tibotec, where he was CEO and Chairman, respectively, and led the development of several breakthrough products for the treatment of HIV. Paul currently serves as member of the supervisory board of Koninklijke Philips NV and was a member of the board of directors of Galapagos NV from its incorporation until 2002. Paul studied Medicine at the University of Diepenbeek and University of Antwerp (both in Belgium) and Infectious Diseases and Tropical Medicine at the Institute of Tropical Medicine in Antwerp (Belgium).

Jérôme Contamine served as CFO of Sanofi for more than nine years from 2009 until 2018. Prior to joining Sanofi, he was CFO of Veolia from 2000 to 2009. He previously held various operating functions at Total and served four years as an auditor at the Cour des Comptes (the supreme body responsible for auditing the use of public funds in France). Mr. Contamine is a graduate of France’s École polytechnique, ENSAE (École Nationale de la Statistique et de l’Administration Économique) and École nationale d’administration. He held the position of non-executive director at Valeo from 2006 to 2017. Mr. Contamine currently serves as a non-executive director on the boards of Société Générale and Total Energies.

Dan G Baker, MD joined Janssen/Centocor in 2000, and as VP of Immunology R&D his responsibilities included the clinical development of Remicade, Simponi and Stelara as well as other programs in rheumatology, and dermatology. He supervised and oversaw more than 15 regulatory approvals in the US, Europe and Japan. Throughout his time at Janssen he was responsible for evaluating business development opportunities in the immunology space. Since his retirement from Janssen in 2019 he has continued to be involved in bringing therapies to patients. He raised capital (>A$20 million) to fund and start an immunology company, KiRA Biotech, where he now acts as CEO and as an executive director. Dan Baker received his B.A. in Biology from Gettysburg College and his medical degree from the University of Pennsylvania.

The full biographies of the proposed new board members are available on our website.

*Stoffels IMC BV, permanently represented by Mr. Paul Stoffels

In order to be admitted to the shareholders’ meetings to be held on 26 April 2022, the holders of securities issued by the Company must comply with article 7:134 of the Belgian Code of Companies and Associations and article 24 of the Company’s articles of association, and fulfill the formalities described in the convening notice. The convening notice and other documents pertaining to the shareholders’ meetings can be consulted on our website, www.glpg.com/shareholders-meetings.

In light of the COVID-19 pandemic, it is currently envisaged that certain measures imposed by the Belgian government to deal with this pandemic, such as the obligation to guarantee a distance of 1.5 meters between each person, may still be in effect as of Tuesday 26 April 2022 (i.e. the scheduled date of the Company’s shareholders’ meetings). These measures are in the interest of the health of individual securities holders, as well as of the employees of the Company and others who are responsible for organizing the shareholders’ meetings. It can also not be excluded that the Belgian government will again impose additional measures. We are monitoring the situation closely and will, if necessary, disclose additional relevant information and measures affecting the shareholders’ meetings on the Galapagos website (https://www.glpg.com/shareholders-meetings). In light of this, the Company recommends that shareholders who wish to participate in the annual shareholders’ meetings, exercise as much as practically possible the right to vote by letter or by proxy to the general counsel of the Company. Moreover, holders of securities of the Company are encouraged to exercise their right to ask questions related to the items on the agenda of the shareholders’ meetings in writing and in advance. The modalities of the aforementioned ways to participate in the shareholders’ meetings are set out in the convening notice and in the relevant forms to vote by letter or by proxy.

About Galapagos

Galapagos NV discovers, develops, and commercializes small molecule medicines with novel modes of action. Our pipeline comprises discovery through Phase 3 programs in inflammation, fibrosis, and other indications. Our ambition is to become a leading global biopharmaceutical company focused on the discovery, development, and commercialization of innovative medicines. More information at www.glpg.com.

Contact

Investors:

Sofie Van Gijsel

Head of Investor Relations

+1 781 296 1143

Sandra Cauwenberghs

Director Investor Relations

+32 495 58 46 63

ir@glpg.com

Media:

Marieke Vermeersch

Head of Corporate Communication

+32 479 490 603

media@glpg.com

Forward-looking statements

This press release includes forward-looking statements. Such forward-looking statements are not guarantees of future results or events. When used in this press release, the words “may,” “who,” “will,” “agenda,” “propose,” “believe,” “envisaged,” “would,” “if,” “ensure,” “intend,” “become,” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, statements regarding the proposed one-tier board structure, the appointment of Paul Stoffels* as combined CEO/chair, and the appointment of the two new directors and a lead non-executive director. Such forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those referred to in the forward-looking statements and, therefore, the reader should not place undue reliance on them. These risks, uncertainties and other factors include, without limitation: risks related to the shareholders not approving the proposed one-tier board structure or any other proposal, the risk that we may not be able to realize the expected benefits from the proposed one-tier board structure, the risk that we may not be able to realize the expected benefits of the appointment of the combined chair/CEO, the lead non-executive director, or any other director, and risks related to the ongoing COVID-19 pandemic. For a discussion of other risks and uncertainties and other important factors, any of which could cause our actual results, performance or achievements to differ from those contained in the forward-looking statements, see the section entitled “Risk Factors” in our most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (SEC), as supplemented and/or modified by any other filings and reports that we have made or will make with the SEC in the future. These forward-looking statements speak only as of the date hereof, and Galapagos makes no commitment to update any forward-looking statements in this document, unless specifically required by law or regulation.

Disclaimer

The contents of our website, including the annual report for the financial year 2021, and any other website that may be accessed from our website, shall not be deemed incorporated by reference in any filing under the Securities Act of 1933.

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